UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.

201 Daktronics Drive

Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN

FORM 11-K

For the Plan Years Ended April 30, 2021 and 2020

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- DELOITTE & TOUCHE LLP FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED APRIL 30, 2021 AND 2020:	3

Statements of Net Assets Available for Benefits as of April 30, 2021 and 2020	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended April 30, 2021	5
Notes to the Financial Statements	6

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500
Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of April 30, 2021	11

SIGNATURES	12

EXHIBIT INDEX
23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Daktronics Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Daktronics Inc. 401(k) Plan (the "Plan") as of April 30, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended April 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the years ended April 30, 2021 and 2020, and the changes in net assets available for benefits for the year ended April 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of April 30, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

November 12, 2021

We have served as the auditor of the Plan since 2017.

DAKTRONICS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

April 30, 2021 AND 2020

	Year Ended
	April 30, 2021	April 30, 2020
Assets
Participant directed investments at fair value	$198,272,208	$144,900,202

Receivables:
Notes receivable from participants	1,968,685	2,223,390
Employer contributions	—	679,393
Accrued interest	17,770	7,497
	1,986,455	2,910,280
Total assets	200,258,663	147,810,482

Liabilities
Accrued administration expenses	54,494	42,894
Excess contributions payable	782	42,089
Total liabilities	55,276	84,983

Net assets available for benefits	$200,203,387	$147,725,499

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED April 30, 2021

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$59,574,372
Interest and dividends	1,408,181
60,982,553
Contributions:
Participants	7,195,568
Employer	(5,966)
7,189,602
Total additions	68,172,155

Deductions from net assets attributed to:
Benefits paid to participants	15,496,468
Administrative expenses	197,799
Total deductions	15,694,267
Increase in net assets	52,477,888

Net assets available for benefits:
Beginning of year	147,725,499
End of year	$200,203,387

See notes to financial statements

DAKTRONICS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan providing benefits for substantially all United States based employees of both Daktronics, Inc. (the "Plan Sponsor") and its subsidiaries (collectively referred to as the “Company”) if such employees have attained 21 years of age and completed applicable service requirements. The service requirements are three months in the case of both participant and employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 (the "Code"). The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund. This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

On March 27, 2020, in response to the COVID-19 pandemic, the U.S. Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which among other things, includes provisions that impact retirement plan rules for 2020. The Plan complied with the temporary relief provisions in the CARES Act applicable to 401(k) plans and no plan amendments were required to the Plan as a result of the CARES act.

Administration: The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participants' contributions: Participants may elect to have the Company contribute a percentage of their eligible compensation, subject to certain statutory limits. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions: For fiscal 2021, the Company match was eliminated as one of our cost savings initiatives. For fiscal 2020, the Company matched 50 percent of the first six percent of the employee’s eligible pay. Matching contributions are invested in accordance with the participant's direction. No additional discretionary contributions were made by the Company for the years ended April 30, 2021 and 2020. The matching cash contribution benefits were reinstated for fiscal 2022.

Participants' accounts: Each participant’s account is credited with the participant’s contributions, the Company's matching contributions, and an allocation of the Plan's earnings and losses, reduced by participant withdrawals and an allocation of administrative expenses. Allocations of administrative expenses are based on participants' account balances, as defined in the Plan’s provisions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. The remainder of their accounts are vested according to the number of years of continuous service. Participants’ accounts vest at the rate of 20 percent per year and become fully vested after five years of credited service. Employees based in the United States hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former employer for purposes of determining eligibility, vesting, and contribution allocations for the Plan.

Payment of benefits: Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment. The amount of distribution under the Plan is equal to the participant’s vested account balance. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information: Participants may individually direct employee contributions into various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants: Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are transfers between the investment funds and the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans is recorded when it is earned. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The CARES Act included a provision allowing qualified individuals who are impacted by the virus to withdraw up to $100,000 from their retirement accounts without penalty regardless of their age, as well as increasing participant loan limits from $50,000 to $100,000, while also increasing the eligible amount available to be borrowed from 50% to 100% of the participant’s vested account balance. Plan management has elected to provide these CARES Act provisions in the Plan.

Excess contributions refundable: At April 30, 2021 and 2020, $782 and $42,089, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts: During the years ended April 30, 2021 and 2020, respectively, forfeitures of the non-vested account balances of terminated participants of $5,966 and $21,882 were used to reduce employer contributions. Unallocated forfeiture balances as of April 30, 2021 and 2020 were $18,050 and $5,966.

Administrative expenses: Administrative expenses, consisting of investment management service fees, legal fees, and audit fees, are paid by the Plan and are netted against investment returns.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment valuation and income recognition: The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

New Accounting Pronouncements: There were no accounting pronouncements adopted in fiscal 2021 that had a significant impact on the Financial Statements or Notes to Financial Statements in this Form 11-K.

NOTE 3. FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between the following three levels of inputs which may be utilized when measuring fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The following tables present the Plan’s assets valued at fair value as of April 30, 2021 and 2020 by level within the fair value hierarchy. There have been no transfers of assets or liabilities among the fair value hierarchies presented.

	Assets at Fair Value as of April 30, 2021
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$14,285,268	$—	$—	$14,285,268
Mutual funds:
Equity	120,111,607	—	—	120,111,607
Fixed income	7,073,175	—	—	7,073,175
Balanced	39,335,652	—	—	39,335,652
Money market mutual fund*	—	648,854	—	648,854
	$180,805,702	$648,854	$—	$181,454,556
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*				6,258,741
Wells Fargo/BlackRock S&P 500 Index*				10,558,911
Total Investments at Fair Value				$198,272,208

	Assets at Fair Value as of April 30, 2020
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$11,529,169	$—	$—	$11,529,169
Mutual funds:
Equity	82,100,135	—	—	82,100,135
Fixed income	7,425,202	—	—	7,425,202
Balanced	28,877,617	—	—	28,877,617
Money market mutual fund*	—	493,835	—	493,835
	$129,932,123	$493,835	$—	$130,425,958
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*				6,739,901
Wells Fargo/BlackRock S&P 500 Index*				7,734,343
Total Investments at Fair Value				$144,900,202

*Indicates a party-in-interest to the Plan.

**Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

The following is a description of the valuation techniques and inputs used for each major class of investment measured at fair value by the Plan:

Daktronics, Inc. common stock: The fair values are the quoted market prices of the active market on which the individual securities are traded.

Mutual funds: The fair value of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on the active market on which the individual funds are traded.

Money market mutual fund: The money market mutual fund invests in the Wells Fargo/BlackRock Short-Term Investment Fund S. Valuation of this fund's units occur daily. Unit values are determined by dividing the value of the fund's net assets by the total number of participants' units outstanding on the valuation date. The Wells Fargo/BlackRock Short Term Investment Fund S seeks to maintain a constant net asset value of $1 per unit; however, there can be no guarantee that this fund will meet this goal.

Common collective trusts: The Plan's investment options for common collective trusts include the Wells Fargo Stable Return Fund and the Wells Fargo/Blackrock S&P 500 Index. The common collective trust funds are stated at net asset value as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds. The Wells Fargo Stable Return Fund is a common collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. Redemptions from the Wells Fargo Stable Return Fund are permitted at current net asset value following a 12-month notice period. The Wells Fargo/BlackRock S&P 500 Index Fund is an index fund that invests in the equity securities of companies that compose the Standard & Poor's 500 Index and allows for daily liquidity with no additional days’ notice required for redemption.

NOTE 4. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2021 and 2020:

	April 30, 2021	April 30, 2020
Net assets available for benefits per the financial statements	$200,203,387	$147,725,499
Deemed loan activity	(5,724)	(5,724)
Net assets available for benefits per Form 5500	$200,197,663	$147,719,775

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2021:

April 30, 2021
Changes in net assets available for benefits per the financial statements	$52,477,888
Net income per Form 5500	$52,477,888

Deemed distributions of participant loans are recorded on Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants' termination and actual distribution from the Plan. Distributions requested within the plan year, and not paid until the following year, are recorded on Form 5500, and recorded upon distribution in the financial statements.

NOTE 5. PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Sponsor has not expressed any intent to terminate the Plan. If the Plan is terminated, participants will become 100 percent vested in their accounts.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 8, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements. Daktronics, Inc. common stock is included in investment accounts and represents approximately 7.1 percent and 7.8 percent of the net assets available for benefits at April 30, 2021 and 2020, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for benefits as a whole.

NOTE 8. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in common/collective trusts and a money market security fund that are administered or managed by Wells Fargo Bank, N.A., the Plan’s trustee. In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. As of April 30, 2021 and 2020, the Plan owned 2,315,276 and 2,550,723 shares of common stock of Daktronics, Inc., respectively. As of April 30, 2021 and 2020, the Plan received $0 and $527,008 of dividends from the Daktronics stock. On April 1, 2020, our Board of Directors announced the suspension of dividends for the foreseeable future.

NOTE 9. SUBSEQUENT EVENTS

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined other than disclosed below, no such events were identified.

Beginning on May 19, 2021, the Plan became subject to a Securities and Exchange Commission Regulation BTR blackout period. The blackout period is required due to the need to administratively process the migration of the Plan from the recordkeeping platform of Wells Fargo Bank, N.A. to the record keeping platform of Principal Financial Group. During the blackout, Plan participants will be prohibited from performing certain functions within the Plan, including (i) changing investment elections for future contributions; (ii) transferring funds among investment options; and (iii) requesting a Plan loan, distribution, or withdrawal.

The blackout period ended May 26, 2021.

DAKTRONICS, INC. 401(k) PLAN

EIN-46-0306862 PLAN 002

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

April 30, 2021

Identity of Issue, Borrower,
Lessor, or Similar Party	Shares	Current Value (2)
Common Stock:
Daktronics, Inc. common stock (1)	2,315,276	$14,285,268
Common Collective Trusts:
Wells Fargo Stable Return Fund (1)	543,567	6,258,741
Wells Fargo/BlackRock S&P 500 Index Fund (1)	294,548	10,558,911
		16,817,652
Mutual Funds:
American Funds EuroPacific	210,499	15,050,698
John Hancock Disciplined Value Fund	109,562	2,716,082
John Hancock Disciplined Value Mid Cap Fund	324,955	9,053,255
JP Morgan Large Cap Growth -R6	473,729	31,474,587
T Rowe Price Mid-Cap Growth Fund	141,534	17,220,434
T Rowe Price Small Capitalization Fund	223,427	16,100,175
Investment Company of America - R6 (Large cap fund)	346,018	17,048,299
Vanguard Mid Cap Index-ADM	17,771	5,104,639
Vanguard Small Cap Index FD-ADM	52,106	5,554,986
Vanguard Total Int ST IDX-AD	22,788	788,452
Pimco Total Return Fund (Bond fund)	542,408	5,586,804
Vanguard Total BD MKT INDX-ADM	132,357	1,486,371
Vanguard Balances Index FD-I	275,491	12,840,653
Vanguard Target Retirement Inc	9,229	227,949
Vanguard Target Retirement 2015	18,220	457,333
Vanguard Target Retirement 2020	47,411	1,290,059
Vanguard Target Retirement 2025	85,212	2,447,276
Vanguard Target Retirement 2030	99,208	2,946,466
Vanguard Target Retirement 2035	79,831	2,443,624
Vanguard Target Retirement 2040	89,148	2,813,522
Vanguard Target Retirement 2045	127,254	4,125,563
Vanguard Target Retirement 2050	133,132	4,332,113
Vanguard Target Retirement 2055	128,638	4,197,453
Vanguard Target Retirement 2060	37,080	1,213,631
Vanguard Target Retirement 2065	0	10
		166,520,434
Money market mutual fund:
Wells Fargo/BlackRock Short-Term Money Market Fund (1)	648,854	648,854
Participant loans (with interest rates ranging from 3.25% to 8.00%, maturing through February 2030)(1,3)		1,968,685
		$200,240,893

(1) Indicates a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and therefore is not included.
(3) Net of $5,724 in deemed loan distributions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

November 12, 2021